                                                                                                                      EXHIBIT 12(b)
                                                    SALOMON INC AND SUBSIDIARIES
                                            Calculation of Ratio of Earnings to Combined
                                               Fixed Charges and Preferred Dividends
                                                            (Unaudited)

                                                            Three
                                                           Months
                                                            Ended
                                                          March 31,                       Years Ended December 31,
Dollars in millions                                          1996         1995        1994          1993          1992          1991
Earnings:

 Income (loss) before income taxes and cumulative
   effect of change in accounting principles            $     461   $      708   $    (831)    $   1,465     $   1,056    $     919
 Add fixed charges (see below)                              1,291        5,825       4,919         4,644         4,373        5,704
 Other adjustments                                             (2)         (11)         (3)           22            20           (4)
Earnings as defined                                     $   1,750   $    6,522   $   4,085     $   6,131     $   5,449    $   6,619

Fixed Charges and
 Preferred Dividends:
 Interest expense                                       $   1,275   $    5,782   $   4,892     $   4,600     $   4,324    $   5,638
 Other adjustments                                             16           43          27            44            49           66

Fixed charges as defined                                    1,291        5,825       4,919         4,644         4,373        5,704
Preferred stock dividends (tax equivalent basis)               27          106         129            83           131          121
Combined fixed charges and preferred dividends          $   1,318   $    5,931   $   5,048     $   4,727     $   4,504    $   5,825

Ratio of earnings to combined fixed charges
 and preferred dividends                                     1.33         1.10        0.81*         1.30          1.21         1.14


NOTES:
The ratio of earnings to combined fixed charges and preferred dividends was calculated by dividing the sum of fixed charges and tax equivalent preferred dividends into the sum of earnings before income taxes and fixed charges. Fixed charges consist of interest expense, including capitalized interest and a portion of rental expense representative of the interest factor.

The preferred stock dividend amounts represent the pretax earnings necessary to cover preferred dividends after adjusting for the effects of interest rate swaps, which effectively convert these fixed rate obligations into variable rate obligations.

* For the year ended December 31, 1994, earnings as defined were inadequate to cover fixed charges, including preferred dividends. The amount by which fixed charges, including preferred dividends, exceeded earnings as defined for the year ended December 31, 1994 was $963 million.
